Mail Stop 4561

June 25, 2009

<u>Via Mail and Facsimile to 011.44.239.245.3654</u>

Steve Barber, CEO
Xyratex Ltd.
Langstone Road
Havant PO9 1SA
United Kingdom

      Re: Xyratex Ltd.
             Form 20-F for Fiscal Year Ended November 30, 2008
             Filed February 18, 2009
             File No. 000-50799

Dear Mr. Barber:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

      Sincerely,

      Maryse Mills-Apenteng
      Special Counsel